February 10, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	LiqTech International, Inc.
Registration Statement on Form S-1 File No. 333-178837

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sunrise Securities Corp. joins the request of LiqTech International, Inc. (the “Company”), that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on Monday, February 13, 2012, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between January 27, 2012 and the date hereof, 80 copies of the Preliminary Prospectus, dated January 27, 2012 have been distributed as follows:

Sent to Underwriters	10
Sent to Dealers	10
Sent to Institutional Investors	50
Sent to Others	10
Total:	80

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SUNRISE SECURITIES CORP.

By:	/s/ Nathan A. Low
Name: Nathan A. Low
Title: President